Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of ToughBuilt Industries, Inc. on Amendment No. 6 to Form S-1 (File No. 333-226104) of our report dated April 17, 2018, except for the Reverse Stock Split paragraph of Note 2, as to which the date is September 17, 2018, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of ToughBuilt Industries, Inc. as of December 31, 2017 and 2016 and for the years then ended, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp
Irvine, California
November 5 , 2018